FILIPPO BOZOTTI

SUMMARY

Filippo Bozotti is an experienced professional with a diverse background spanning from founding and managing companies in the entertainment and tourism sectors to serving as a board member for technology and finance organizations. His international experience, coupled with his ability to lead and innovate, has resulted in a successful career across multiple continents. Fluent in Italian and English, and conversational in French, he brings a global perspective to his work.

WORK EXPERIENCE

Board Member
World Tree Technologies, Inc. USA • 2021-present

Co-Founder
Tribewanted Ltd. • 2010-2021

Partner
Italia che Cambia, Italy • 2015-present

Board Member
Salone Micro Finance Trust • 2010-2014

Partner
Shine on Sierra Leone • 2010-2014

Co-Founder and Producer
Article 19 Films, New York, USA • 2005-2010

Founding Partner and Sales Manager
2NIGHT S.p.A. Italy • 2001-2003

EDUCATION

Bachelor in Business Administration
Boston University • 1998-2001

College Du Leman
Geneva, Switzerland • 1994-1998

LANGUAGES

Fluent in Italian and English, conversational in French